

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 28, 2015

<u>VIA E-MAIL</u>

David P. Glatz
K&L Gates LLP
70 W. Madison St., Suite 3100
Chicago, IL 60602

Re: Nuveen High Income 2020 Target Term Fund
        File Nos: 333-203768 and 811-23051

Dear Mr. Glatz:

We have reviewed the registration statement on Form N-2 for the Nuveen High Income 2020 Target Term Fund (the "Fund"), filed with the Securities and Exchange Commission on April 30, 2015. Based on our review, we have the following comments on the filing:

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

3. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transactions described in the Registration Statement.

4. Inasmuch as the Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

5. The prospectus frequently refers to the return of the fund's original NAV on the Termination Date. Wherever this is discussed, please include language to the affect that there can be no

assurance that the fund will be able to return such a value to investors on the Termination Date.

6. Please provide us with a copy of the Common Share Repurchase Plan for our review.

Registration Statement Cover Page

7. Please confirm supplementally that the "Amount Being Registered" in the "Calculation of Registration Fee under the Securities Act of 1933" table includes all shares that may be issued pursuant to the Underwriters' over-allotment option.

Prospectus Cover Page

8. We note that the cover *page* is 3 pages long. Item 1.2 of Form N-2 states that the "cover page may include other information *if it does not, by its nature, quantity, or manner of presentation impede understanding of the required information.*" (Emphasis added). Please revise.

Investment Objectives, page 2

9. Please include disclosure that the return of an investor's original net asset value is not backed or otherwise guaranteed by Nuveen. Please make corresponding changes on pages 5, 13, 25, 29, 44 and SAI page 2.

Investment Policies, pages 3-4

10. On page 4 where you define Managed Assets, please explain how Managed Assets relate to "net assets" (*e.g.* it is anticipated that Managed Assets will be greater than net assets).

Common Share Repurchase Plan, pages 10 and 62

11. Please explain how the Common Share Repurchase Plan will not violate the anti-manipulation laws, specifically Sections 9(a)(2), 9(a)(6), and 10(b), of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as well as the requirements under Rule 104 of Regulation M for lawful stabilization.

12. Please explain whether the Common Share Repurchase Plan is in violation of Sections 9(a)(3) and (5) of the Exchange Act. Specifically, explain whether the Fund's agent through the Common Share Repurchase Plan, in the ordinary course of business, has disseminated information to the effect that the price of the security will likely rise because of the Common Share Repurchase Plan, and whether the issuer's agent purchases in the Common Share Repurchase Plan was based on consideration received by the issuer.

13. Please explain how the Common Share Repurchase Plan is consistent with Exchange Act Rule 10b-18.

14. Please explain how, in your view, the Common Share Repurchase Plan would not extend the Regulation M restricted period (and thus the trading restrictions under Rules 101 and 102 of Regulation M) if the offered shares were immediately repurchased by the issuer's agent or the underwriters. Also, please explain how the disclosure of the Common Share Repurchase Plan in the registration statement would not constitute a bid for (or an attempt to induce) a covered security during the restricted period in violation of Rules 101 and 102 of Regulation M.

Investment Advisor and Subadviser, pages 11-12

15. Please disclose how the Fund's investments in derivatives will be valued for purposes of calculating "Managed Assets." We may have further comments.

Fund Level Risks – Market Discount from NAV, page 13

16. Given the five-year term of the Fund, please consider the accuracy of your statement that the "Common Shares are designed primarily for long-term investors."

Summary of Fund Expenses, page 23

17. Under "Shareholder Transaction Expenses" please remove the phrase "Borne by the Fund" in the "Offering Expenses" line item, as a portion of the offering expenses are effectively borne by shareholders.

Five Year Term and Final Distribution, page 28

18. Please clarify how the Termination Date with a 6-month extension provision relates to the March 31, 2023 date and its 12 month extension provision described on page 28.

Leverage, pages 39-42

19. With respect to your statement on page 40 that "[t]he Fund maintains in a segregated account with its custodian cash or liquid securities having a value at least equal to the Fund's net payment obligations under any swap transaction, marked-to-market daily," please confirm that when the Fund sells or writes a credit default swap, it will segregate the full notional value of the swap.

Repurchase of Fund Shares; Conversion to Open-End Fund, page 68

20. Please disclose that conversion to an open-end fund could affect the Fund's ability to meet its investment objective or to use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash. Also, please disclose whether the Fund will contemplate charging sales or redemption fees upon conversions to an open-end fund and whether redemptions will be

made in cash or with portfolio securities. If the Fund, after conversion, intends to retain the option of meeting redemptions with portfolio securities, the costs and risks imposed on redeeming shareholders or receiving such securities should be discussed. <u>See</u> Guide 4 to Form N-2.

<u>SAI – Board Leadership and Risk Oversight</u>, pages 38-41

21. With regard to your statement that "[i]n the event of a vacancy on the Board, the Nominating and Governance Committee receives suggestions from various sources as to suitable candidates," please state explicitly that these sources include shareholders. <u>See</u> Item 18.5(b)(4) of Form N-2.

* * * * * *

Responses to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions, please call me at (202) 551-6751. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at whitea@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely yours,

/s/ Alison White

Alison White
Senior Counsel